

Advantage Announces First Quarter 2016 Results

Production Growth, Record Low Cash Costs & Improved Glacier Well Results Generates Strong Cash Flow & Underpins 350 MMCF/D Plant Expansion Plan

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, May 5, 2016 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report strong cash flow of $30.2 million or $0.17/share for the first quarter of 2016 supported by a 25% increase in production to 167 mmcfe/d (27,854 boe/d) and an 11% reduction in its total cash cost to a corporate record and industry leading low cost of $0.75/mcfe. Additionally, Advantage's financial strategy to reduce downside cash flow exposure through its ongoing hedging program generated a $14.7 million gain which is included in our first quarter results. These operational and financial achievements helped to maintain a comparable level of cash flow to the same period in 2015 despite a 33% reduction in AECO natural gas prices to Cdn $1.84/mcf.

During the first quarter of 2016, Advantage continued to achieve outperformance in its Glacier well results. In particular, one of our Lower Montney wells which included a new cemented port completion design with 37 frac ports and 20 frac stages significantly exceeded Management expectations by demonstrating an on-production rate of 18.3 mmcf/d (3,050 boe/d) and proved up another extension area of high quality Lower Montney reservoir at Glacier. This Lower Montney well was drilled, completed and tied-in at a cost of $5 million (10% less than budgeted) and confirmed additional opportunities to improve capital efficiencies as a result of advancing our drilling and completion technologies. Five other Lower Montney wells with an average of 21 frac stages were production tested during the quarter and demonstrated an average per well rate of 12.3 mmcf/d, exceeding Management expectations by 30% (see additional information in the Operational Update section below).

Advantage's plans to expand its 100% owned Glacier gas plant to increase processing capacity from 250 to 350 mmcf/d (58,330 boe/d) is progressing with design and regulatory application work underway. The Glacier "350" plant expansion is targeted for completion in the second quarter of 2018 to continue production growth through 2020. These plans are reinforced by our ongoing operational achievements and solid financial results which demonstrate the exceptional quality of our Glacier Montney resource.

Advantage continues to advance its Montney development at Glacier with a strategy to reduce downside cash flow exposure while retaining financial and operational flexibility to immediately capitalize on improvements in the natural gas price environment and organic growth opportunities. The Corporation's strong balance sheet and multi-year hedging program in conjunction with having readily available additional gas plant capacity and additional productivity from its 27 current standing wells provides flexibility to optimize investment returns for our shareholders.

First Quarter 2016 Operating and Financial Highlights

Production increased 25% to average 167.1 mmcfe/d (27,854 boe/d) for the first quarter of 2016 as compared to the same period in 2015. In April 2016 Glacier production increased a further 20% from the prior quarter to a record 200 mmcfe/d (33,300 boe/d). The Corporation's 2016 annual production is expected to be within our previously announced Budget production guidance range of 190 to 210 mmcfe/d, resulting in year on year production growth of 40%.

Funds from operations for the first quarter of 2016 was $30.2 million or $0.17 per share. Cash netbacks for the three months ended March 31, 2016 was $1.99/mcfe ($11.94/boe) which represents 73% of the realized sales price, including hedging. Funds from operations were supported by increased production, lower costs and a realized hedging gain of $14.7 million.

Total cash costs were reduced to a corporate record low of $0.75/mcfe in the first quarter of 2016 which is an 11% decrease compared to the same period of 2015. Total cash costs include royalties ($0.07/mcfe), operating expense ($0.35/mcfe), transportation expense for liquids ($0.01/mcfe), general and administrative expense ($0.13/mcfe), and finance expense ($0.19/mcfe). An additional water disposal well was commissioned in March 2016 to reduce water handling costs and when combined with other ongoing cost initiatives, we anticipate additional operating cost savings could be realized during the latter half of 2016.

Capital expenditures during the quarter were on-track at $45 million. This included $32 million (71%) invested to expand Advantage's sales gas pipeline takeaway capacity to 400 mmcf/d from its Glacier gas plant to TransCanada Pipeline Limited's ("TCPL") main northwest Alberta sales pipeline, to increase its raw gas gathering system capacity and to install back-up plant utilities. The remaining expenditures in the quarter were directed to completion operations on 7 previously cased wells**.** Capital expenditures are targeted to be $58 million during the first half of 2016 and $120 million for the full year.

Total debt (including working capital deficit) as of March 31, 2016 was $213 million or 47% drawn against Advantage's $450 million borrowing base Credit Facility providing ample financial flexibility to support future development. Advantage's year-end 2016 total debt to trailing cash flow is estimated to be 1.2 times and 1.5 times based on average annual AECO natural gas prices of Cdn $2.00/mcf and Cdn $1.50/mcf respectively, including the Corporation's hedges.

Strong multi-year natural gas hedge positions in place to support future development. Advantage's hedging positions include an average 52% of forecast annual production for 2016 at an average AECO floor price of $3.62/mcf, 36% of forecast 2017 annual production at an average AECO floor price of $3.24/mcf and 15% of forecast 2018 annual production at average AECO floor price of $3.04/mcf.

Operational Update

Lower Montney Wells Exceed Expectations

A Lower Montney well located in the central area of Glacier was drilled to a lateral length of 2,083 meters and was completed with a cemented port, ball-drop system with 37 frac ports (45 meter spacing) and 20 stages, slickwater and 1,480 tonnes of proppant. This Lower Montney well has been standing since December 2015 and was recently brought on production. After four days of production, the well was producing at a restricted rate of 18.3 mmcf/d (3,050 boe/d) and at a flowing pressure of 7 mpa, above its tested rate of 12.4 mmcf/d. This Lower Montney well will be restricted below 10 mmcf/d to control the volume of frac sand flowback during its initial production period to match the design of our standard wellsite facilities. The longer term production behavior will be evaluated to assess the change in frac design but the initial results are encouraging. The total drill, complete and tie-in cost of $5 million for this Lower Montney well results in an estimated 30 day average initial production rate ("IP30") well capital efficiency of $2,220/boe/d. Additionally, this well proves up an expanded area of top decile Lower Montney well productivity at Glacier.

During the first quarter of 2016, five other Lower Montney wells were production tested at Glacier. After an average flow period of 57 hours, the average per well final production test rate was 12.3 mmcf/d normalized to our average gas gathering system flowing pressure of 3,000 kpa (435 psi). At the average final production test pressure of 11.2 mpa (1,624 psi) the average production test rate was 10.2 mmcf/d. These wells included an average of 21 frac stages and exceeded Management's final production test rate expectations by 30%.

For the balance of 2016, additional wells which contain a combination of higher frac stages, cemented ports and longer laterals will be brought on-production and compared against offsetting older wells to evaluate the long term production and reserve impacts of drilling and completion technology changes at Glacier.

Glacier "350" Gas Plant Expansion

Design and regulatory application work has commenced on Advantage's planned expansion of its 100% owned Glacier gas plant processing capacity from 250 to 350 mmcf/d (58,330 boe/d). The expansion will be undertaken at the existing Glacier gas plant site with a preliminary cost estimate of $75 million. The existing gas plant capacity of 250 mmcf/d will provide sufficient processing throughput to accommodate growth plans through 2017. The plant expansion to 350 mmcf/d is targeted for completion in the second quarter of 2018 and will accommodate growth plans through 2020. Options to accelerate this expansion project while maintaining industry leading capital efficiencies will also be evaluated.

Modernized Royalty Framework Impact

The Alberta government has now substantially completed the new Modernized Royalty Framework. The new royalty framework partially emulates a revenue minus cost royalty structure and will be effective for wells spud on or after January 1, 2017 with existing wells continuing to operate under the previous royalty framework for a ten-year period. The new royalty framework is expected to incentivize low cost producers with higher productivity wells which will continue to benefit Advantage. We have reviewed the new framework formulas and estimate that at natural gas prices up to AECO $4.00/mcf, the impact on the economic returns for our average Upper and Lower Montney wells are insignificant while the economic returns for our average Middle Montney wells are slightly improved.   Advantage will continue to evaluate and optimize the impact of drilling and completion design changes on royalties and economics in respect of the Modernized Royalty Framework.

Consolidated Financial Statements and MD&A

The Corporation's unaudited interim consolidated financial statements for the three months ended March 31, 2016 together with the notes thereto, and Management's Discussion and Analysis for the three months ended March 31, 2016 have been filed on SEDAR and with the SEC and are available on the Corporation's website at http://www.advantageog.com. Upon request, Advantage will provide a hard copy of any financial reports free of charge.

Appendix – First Quarter 2016 Operating & Financial Summary

Financial and Operating Highlights	Three months ended March 31	
	2016	2015
Financial ($000, except as otherwise indicated)		
Sales including realized hedging	$ **41,625**	$ 39,991
Funds from operations	$ **30,236**	$ 29,929
per share [1]	$ **0.17**	$ 0.18
Total capital expenditures	$ **44,736**	$ 78,708
Working capital deficit [2]	$ **10,666**	$ 40,552
Bank indebtedness	$ **202,538**	$ 261,241
Basic weighted average shares (000)	**174,479**	170,301
Operating		
Daily Production		
Natural gas (mcf/d)	**164,618**	133,281
Liquids (bbls/d)	**418**	112
Total mcfe/d [3]	**167,126**	133,953
Total boe/d [3]	**27,854**	22,326
Average prices (including hedging)		
Natural gas ($/mcf)	$ **2.70**	$ 3.30
Liquids ($/bbl)	$ **31.21**	$ 41.86
Cash netbacks ($/mcfe) [3]		
Natural gas and liquids sales	$ **1.77**	$ 2.71
Realized gains on derivatives	**0.97**	0.61
Royalties	**(0.07)**	(0.13)
Operating expense	**(0.35)**	(0.35)
Transportation expense	**(0.01)**	-
Operating netback	**2.31**	2.84
General and administrative	**(0.13)**	(0.17)
Finance expense	**(0.19)**	(0.19)
Cash netbacks	$ **1.99**	$ 2.48

(1) Based on basic weighted average shares outstanding.

(2) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(3) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the potential for future improvements in capital efficiencies resulting from continued drilling and completion technology advances at Glacier; Advantage's expansion of its Glacier gas plant processing capacity, including the expected timing, estimated costs and anticipated processing capacity as a result thereof; the Corporation's strategy to reduce downside cash flow exposure while retaining financial and operational flexibility to immediately capitalize on improvements in the natural gas price environment and organic growth opportunities; the anticipated effect of a strong balance sheet, multi-year hedging program, additional gas plant capacity and additional productivity on Advantage's ability to provide investment returns for shareholders; Advantage's anticipated annual production for 2016, production growth, year end total debt to trailing cash flow ratio for 2016, and capital expenditures for the first half and full year 2016, including the targeted amounts; the Corporation's expectation that annual production for 2016 will be within the Corporation's budget production guidance range; anticipated drilling and future development plans for the Corporation's assets; the terms of the Alberta Government's Modernized Royalty Framework, its effect on new well (including on rate of returns for Advantage's Upper, Middle and Lower Montney wells) and its expected benefits for low cost producers with higher productivity wells; anticipated commodity prices; the Corporation's hedging activities; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; Advantage's ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the year ended December 31, 2016 are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2016, Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2016 expected drilling and completion activities. Advantage has also assumed TCPL's northwest Alberta pipeline restrictions and maintenance activity level will subside in early 2016 based on the most recent information available.

Management has included the above summary of assumptions and risks related to forward-looking information provided above and in its continuous disclosure documents filed on Sedar in order to provide shareholders with a more complete perspective on

Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward-looking statements contained herein are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains certain oil and gas metrics, including cash netbacks and operating netbacks, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

References in this press release to production test rates, initial test production rates, and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include funds from operations, operating netbacks and total debt to trailing cash flow ratio. Funds from operations is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

This press release and, in particular the information in respect of the Corporation's prospective cash flow debt to trailing cash flow ratio, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law]

The following abbreviations used in this press release have the meanings set forth below:

boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
boe/d	*barrels of oil equivalent per day*
mcf	*thousand cubic feet*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
mmcfe	*million cubic feet equivalent*
mmcfe/d	*million cubic feet equivalent per day*